Exhibit 99.1
Investor Contact:
Gary Dvorchak, CFA
investor@maxeon.com
+1 (323) 240-5796

Media Contact:
Forrest Monroy
forrest.monroy@maxeon.com
+1 (626) 884-4756

Maxeon Solar Technologies Announces Second Quarter 2024 Financial Results

-- Second Quarter Revenue of $184 Million--
-- TZE makes $100 million equity investment in Maxeon to become controlling shareholder--

Singapore, September 3, 2024 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the second quarter ended June 30, 2024.

In a letter addressed to the Company’s shareholders, Maxeon's Chief Executive Officer Bill Mulligan noted as follows:

Maxeon’s financial performance was largely consistent with our guidance for the second quarter, but the Company continues to face significant market headwinds and uncertainties due to intense competitive pressures, subdued distributed generation (DG) market demand, project delays and order cancellations affecting our large-scale business, and an unpredictable policy environment. In addition to these broader challenges, we recently experienced Customs and Border Protection’s (CBP) first-ever detentions of our modules being imported into the U.S. from our factories in Mexico to assess compliance with the Uyghur Forced Labor Prevention Act (UFLPA). It is our understanding that these detentions are routine, however, they have effectively stopped all of our shipments into the U.S., a market that accounted for over 60% of our second quarter revenue, and are causing intense pressure on the Company’s revenue realization and cash flow. We have no visibility into the CBP’s process or timing, and we are therefore uncertain as to when we will be able to recommence deliveries into our largest end-market.

Because of this unprecedented level of uncertainty, we are currently unable to provide financial guidance for the third quarter and are therefore withdrawing full year 2024 revenue and adjusted EBITDA guidance. However, we expect that our third quarter revenue will decline significantly from the second quarter for the reasons discussed above. Due to these uncertainties as well as the rolling closing of the recapitalization-related transactions and related note conversions, we will not conduct a conference call to discuss second quarter results. Instead, we are providing an overview of our business as detailed in this letter. We intend to resume quarterly earnings conference calls once the business has stabilized, and we can offer more meaningful insights on current business metrics and future expectations.

We are taking aggressive actions to address the challenges we face. We recently improved our balance sheet by securing consequential new financing and renegotiating maturing debt. We have put a special committee in place to drive transformation, and we are evaluating several aspects of our operations to respond to the new market environment. We share below some of the actions we are taking to address the current challenges, and resume growth and profitability.

First, we will review second quarter results, which were largely in line with our expectations.

Business Overview

The Company’s second quarter 2024 revenue stood at $184 million and total shipments were 526 MW. There were no sales to SunPower Corp., as the committed volumes under the settlement and release agreement were fully delivered during the previous quarter. GAAP operating expenses for this quarter stood at $62 million and included a provision for expected credit losses of $11 million resulting from SunPower Corp.’s recent bankruptcy filing, largely associated with unsecured indemnifications for ongoing litigation and warranty claims inherited from the spin off in 2020.

In our utility scale business, we increased revenue by 12% sequentially to $109 million driven by higher volume shipments to U.S. customers. However, we anticipate that the project push-outs and contract cancellations announced last quarter as well as the current CBP detentions will result in significantly lower shipment run-rates in the second half of this year. Looking forward, we are also facing considerable risks and uncertainties in this business primarily due to trade policy issues, including the re-imposition of Section 201 bifacial tariffs on modules imported into the U.S. from our Mexicali, Mexico facility as well as proposed new AD/CVD tariffs on solar cells manufactured at our Malaysian cell fab. While we believe that these types of import tariffs will be fundamentally supportive for our planned Albuquerque cell and module factories, they critically impact the economic viability of our current supply chain. For this reason, we are evaluating the shutdown of our Malaysian Fab 3, where we have been manufacturing solar cells since 2011, and plan to re-tool Mexicali Modco for P7 TOPCon with solar cells sourced from independent third parties in the future. In this event, we would expect associated charges of at least $100 million in the second half of the year, a large majority of which would be non-cash charges for related asset write-downs.

Revenue for our DG business landed at $75 million for the second quarter of 2024. This represents 11% sequential growth, after excluding sales to SunPower Corp. from the first quarter and IP licensing fees of $10 million in connection with the sale of our former joint venture HSPV from the second quarter. The growth was driven in part by continuing to clear inventory of our older generation P-series products. The competitive landscape in our European and Australian markets remains challenging, with extreme price pressure due to significant oversupply from Southeast Asia and China. In the U.S., since terminating our contract with SunPower Corp. last year, we have been heavily focused on building out our own U.S. dealer channel. While the weak demand environment and the impact of SunPower Corp.’s bankruptcy has affected all market players and slowed the growth of our channel partners, we added more than 25 new partners during the quarter and believe that SunPower Corp.’s bankruptcy may create an opportunity to attract a dealer base that is used to selling our products.

Recapitalization

We are taking critical actions to fund our immediate cash needs, provide capital to invest in our transformation initiatives, and to reduce pressures from debt maturities. As we close the transactions described below, we believe we will be on an improved financial footing, with a strengthened balance sheet, and higher equity book value.

Unfortunately, these transactions have significantly diluted and will continue to dilute current shareholders. Total shares outstanding increased from 55.7 million prior to the restructuring to approximately 1.4 billion currently. We expect further dilution to existing shareholders as detailed later in this section. The Company's proposed 100 for 1 reverse share split was approved by its shareholders during the recent Annual General Meeting and once effected is intended to increase the market price per share to regain compliance with the Nasdaq listing-requirements.
The Company has made substantial progress on its capital raising and debt restructuring initiatives, as announced previously. On June 20, 2024, Maxeon completed the sale of $97.5 million of 9.00% Convertible First Lien Senior Secured Notes due 2029 to TZE. Additionally, as of August 30, 2024, TZE has completed the $100 million equity investment in Maxeon and has become the controlling shareholder of the Company. Further, as of August 30, 2024, 99% or $137.2 million principal value of the Tranche A Second Lien Convertible Bonds converted to equity, and the remaining $1.7 million principal value Tranche A bonds are scheduled to convert on or before September 9, 2024. Substantially all of the Company’s debt is comprised of convertible bonds, and total Company debt has reduced from $366 million at the end of the second quarter to $278 million on a pro forma basis including the effect of Tranche A bond conversions to date. The Company has $1.5 million principal value of convertible bonds due to mature in July 2025, which the holders may submit in the third quarter to be redeemed by the company per the terms of the indenture as a result of a fundamental change. Excluding this, there are no scheduled debt maturities before January 2028. The TZE $100 million equity investment and Tranche A bond transactions helped to increase Maxeon’s equity from negative $22 million at the end of the second quarter to positive $163 million on a pro forma basis.

The conversion prices of the Tranche B Adjustable-Rate Convertible Second Lien Senior Secured Notes, Variable Rate Convertible First Lien Senior Secured Notes and 9.00% Convertible First Lien Senior Secured Notes were all reset using the 10-day VWAP from August 14 to 27, 2024, at an average price of $0.1608 per share. As a result, these notes are convertible into 505 million, 1,287 million and 606 million shares, respectively, should the Company elect to settle any conversion requests fully in shares and not in cash or a combination of cash and shares. As part of the restructuring, warrants for ordinary shares were issued to the Tranche A Adjustable-

Rate Convertible Second Lien Senior Secured noteholders. The exercise price to purchase ordinary shares was set at a 31.3% premium to the same 10-day VWAP period at a price of $0.2111 per share. These warrants are exercisable into 9.925% of fully diluted shares outstanding. TZE now controls approximately 69.3% of Maxeon’s total outstanding shares and has the ability to purchase additional shares to prevent dilution of its ownership position if Tranche B notes or the Tranche A noteholder warrants are converted.

Transformation Initiatives

We have established a Strategy and Transformation Office (“STO”) led by Mr. Luo Luo Xu, who currently serves as a Board member designated by TZE and has joined the executive team as Chief Transformation Officer, reporting to Maxeon’s CEO. Maxeon’s Board has also established a Strategy and Transformation Committee, with a focus on the implementation of transformation activities. The STO will develop and recommend initiatives to accelerate Maxeon’s return to profitability by driving an intensive company-wide focus on improved cost, efficiency and competitiveness. It is also exploring various strategic initiatives to reposition the Company and accelerate growth. In anticipation of the various trade and tariff issues mentioned above, the STO is planning contingencies to reposition and adapt our supply chain and identify opportunities to leverage support from TZE and their parent company TCL. More details on key strategy and transformation initiatives will be shared in the coming months.

Leadership Changes

As previously announced, Mr. Kai Strohbecke stepped down as Maxeon's Chief Financial Officer at the end of August 2024 and Mr. Ken Olson, who joined Maxeon as Senior Vice President and Group Treasurer in October 2023, has taken on the role of Interim Chief Financial Officer effective September 1, 2024. We would like to take this opportunity to thank Mr. Kai Strohbecke for his exemplary leadership and contributions as Maxeon’s CFO over the past three and a half years.

CBP Detentions

In July 2024, Maxeon experienced our first-ever detentions by CBP of modules imported from Mexico into the U.S. These detentions are intended to review whether Maxeon’s products comply with anti-forced labor provisions as set out in the UFLPA. Since then, all of Maxeon’s imports of solar modules into the U.S. have been detained by CBP. These detentions involved both Performance line panels manufactured in our Mexicali factory for utility scale customers as well as IBC panels manufactured in our Ensenada factory for DG customers. CBP has explained that these are routine detentions not related to any concerns specific to Maxeon. We are fully cooperating with CBP’s information requests and are in continuous contact with CBP authorities to help facilitate CBP’s investigation and respond to CBP’s inquiries. While we continue to work towards an expedited release of Maxeon’s modules, at this time we do not have any indication from CBP as to when the detained shipments might be released and when we will be able to resume module imports into the U.S.. Maxeon has been a long time ESG-leader in the solar industry and a supporter of the UFLPA since its inception. Maxeon continues to require a UFLPA-compliant supply chain for its products imported into the U.S., including polysilicon produced outside of China for which we pay a meaningful premium compared to polysilicon produced within China. Based on our internal and third-party reviews, we believe our supply chains are in compliance with all relevant rules and regulations, as well as leading ESG-standards, but have no visibility into the CBP’s process or timing, and are therefore uncertain as to when we will be able to recommence deliveries into our largest end-market.

Conclusion

Maxeon faces significant and unprecedented challenges primarily due to external market and policy factors. At the same time, our assets include almost 40 years of industry experience, a reputation for technology and product leadership, the industry’s leading IP portfolio, a unique DG channel strategy, and a strong legacy of participation in utility-scale projects in the U.S. With critical financial support now in place from TZE, we look forward to utilizing these assets to first stabilize our business and then restore growth and profitability.

Selected Q2 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q2 2024	Fiscal Q1 2024	Fiscal Q2 2023
Shipments, in MW	526	488	807
Revenue	$184,219	$187,456	$348,373
Gross (loss) profit(1)	(7,785)	(14,871)	56,223
GAAP Operating expenses	61,670	48,668	47,830
Net income (loss) attributable to the stockholders(1)	11,664	(80,148)	(1,509)
Capital expenditures	17,707	19,216	24,169

	Other Financial Data(1)
(In thousands)	Fiscal Q2 2024	Fiscal Q1 2024	Fiscal Q2 2023
Non-GAAP Gross (loss) profit	$(5,794)	$(12,888)	$56,748
Non-GAAP Operating expenses	40,180	38,520	40,883
Adjusted EBITDA	(36,574)	(38,977)	30,240
(1)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

For more information
Maxeon’s second quarter 2024 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) complete an equity, debt or other financing, refinancing, exchange, or recapitalize our existing debt at favorable terms, if at all, (iii) service our outstanding debts and make payments as they come due and (iv) continue as a going concern; (b) the success of our ongoing restructuring initiatives; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the detentions of our products by the U.S. Customs Border and Protection for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including our transformation initiatives and plans regarding supply chain adaptation, improved costs and efficiencies, capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; (k) our efforts to maintain compliance with Nasdaq continued listing standards, including our anticipated reverse share split; and (l) our annual fiscal year 2024 guidance regarding our capital expenditures .

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, transformation initiatives and ongoing restructuring efforts, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations on favorable terms, or at all; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement activities, such as the detentions of our products by the U.S. Customs Border and Protection for an unforeseeable amount of time, damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs and restriction on imports, exports or cross-border transactions resulting from geopolitical tensions; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) our ability to manage our manufacturing capacity, including appropriate sizing, expansions, closures, or delays and other logistical difficulties that may arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas-Iran conflict, economic recession and environmental disasters and geopolitical tensions; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships and regulatory hurdles relating to our equity ownership structure; (14) reaction by securities or industry analysts to our ongoing restructuring efforts and annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) risk resulting from the Company becoming a controlled company, and (16) unpredictable outcomes resulting from our litigation activities, including shareholder litigation, enforcement of certain intellectual property rights, or other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors” and Form 6-K filings discussing our quarterly earnings results. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross (loss) profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward, loss on extinguishment of debt and equity in income of unconsolidated investees and associated gains (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross (loss) profit is defined as gross (loss) profit excluding stock-based compensation and restructuring charges and fees. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross (loss) profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Provision for expected credit losses. This relates to the expected credit loss in relation to the financial assets under the Separation and Distribution Agreement dated November 8, 2019 (the "SDA") entered into with SunPower Corporation ("SunPower") in connection with the Company's spin-off from SunPower. Such loss is excluded from non-GAAP operating expense and Adjusted EBITDA as this relates to SunPower's business which Maxeon did not and will not have economic benefits to, as the Company's involvement is solely through SunPower's indemnification obligations set forth in the SDA. As such, management believes that this is not part of core operating activity and it is appropriate to exclude the provision for expected credit losses from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Restructuring charges and fees (benefits). We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees (benefits) are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees (benefits) from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Gain on extinguishment of debt. This relates to the gain that arose from the substantial modification of our Green Convertible Senior Notes due 2025 and 2027 Notes in June 2024. Gain on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the gain on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in income of unconsolidated investees and related gains. This relates to the income on our former unconsolidated equity investment Huansheng JV and gains on such investment on divestment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	June 30, 2024	March 31, 2024	July 2, 2023
Gross (loss) profit	$(7,785)	$(14,871)	$56,223
Stock-based compensation	166	696	525
Restructuring charges and fees	1,825	1,287	—
Non-GAAP Gross (loss) profit	(5,794)	(12,888)	56,748

GAAP Operating expenses	61,670	48,668	47,830
Stock-based compensation	(5,070)	(6,182)	(7,071)
Provision for expected credit losses	(11,462)	—	—
Restructuring (charges and fees) benefits	(4,958)	(3,966)	124
Non-GAAP Operating expenses	40,180	38,520	40,883

Net income (loss) attributable to the stockholders	11,664	(80,148)	(1,509)
Interest expense, net	10,109	8,741	8,903
Provision for income taxes	3,212	1,203	5,893
Depreciation	10,338	10,330	14,546
Amortization	220	228	45
EBITDA	35,543	(59,646)	27,878
Stock-based compensation	5,236	6,878	7,596
Provision for expected credit losses	11,462	—	—
Gain on extinguishment of debt	(77,266)	—	—
Restructuring charges and fees (benefits)	6,783	5,253	(124)
Remeasurement loss (gain) on prepaid forward	5,751	8,538	(4,718)
Equity in income of unconsolidated investees and related gains	(24,083)	—	(392)
Adjusted EBITDA	(36,574)	(38,977)	30,240

©2024 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$81,381	$190,169
Restricted short-term marketable securities	1,337	1,403
Accounts receivable, net	32,035	62,687
Inventories	230,912	308,948
Prepaid expenses and other current assets	43,430	55,812
Total current assets	$389,095	$619,019
Property, plant and equipment, net	291,713	280,025
Operating lease right of use assets	24,219	22,824
Other intangible assets, net	2,915	3,352
Goodwill	7,879	7,879
Other long-term assets	48,335	68,910
Total assets	$764,156	$1,002,009
Liabilities and Equity
Current liabilities:
Accounts payable	$145,108	$153,020
Accrued liabilities	120,421	113,456
Contract liabilities, current portion	11,125	134,171
Short-term debt	2,113	25,432
Operating lease liabilities, current portion	6,913	5,857
Total current liabilities	$285,680	$431,936
Long-term debt	973	1,203
Contract liabilities, net of current portion	73,548	113,564
Operating lease liabilities, net of current portion	24,117	19,611
Convertible debt	363,180	385,558
Deferred tax liabilities	6,994	7,001
Other long-term liabilities	31,474	38,494
Total liabilities	$785,966	$997,367
Commitments and contingencies
Equity:
Common stock, no par value (55,705,553 and 53,959,109 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	$—	$—
Additional paid-in capital	853,164	811,361
Accumulated deficit	(864,576)	(796,092)
Accumulated other comprehensive loss	(15,514)	(16,378)
Equity attributable to the Company	(26,926)	(1,109)
Noncontrolling interests	5,116	5,751
Total equity	(21,810)	4,642
Total liabilities and equity	$764,156	$1,002,009

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Revenue	$184,219	$348,373	$371,675	$666,705
Cost of revenue	192,004	292,150	394,331	556,857
Gross (loss) profit	(7,785)	56,223	(22,656)	109,848
Operating expenses:
Research and development	9,425	13,012	19,322	24,088
Sales, general and administrative	52,315	34,492	88,034	65,520
Restructuring (benefits)/charges	(70)	326	2,982	143
Total operating expenses	61,670	47,830	110,338	89,751
Operating (loss) income	(69,455)	8,393	(132,994)	20,097
Other income (expense), net
Interest expense	(10,623)	(11,070)	(20,177)	(21,873)
Interest income	514	2,167	1,327	3,971
Gain on extinguishment of debt	77,266	—	77,266	—
Other, net	16,595	4,550	9,874	28,993
Other income (expense), net	83,752	(4,353)	68,290	11,091
Income (loss) before income taxes and equity in income (losses) of unconsolidated investees	14,297	4,040	(64,704)	31,188
Provision for income taxes	(3,212)	(5,893)	(4,415)	(11,877)
Equity in income (losses) of unconsolidated investees	—	392	—	(354)
Net income (loss)	11,085	(1,461)	(69,119)	18,957
Net loss (income) attributable to noncontrolling interests	579	(48)	635	(195)
Net income (loss) attributable to the stockholders	$11,664	$(1,509)	$(68,484)	$18,762

Net income (loss) per share attributable to stockholders:
Basic	$0.23	$(0.03)	$(1.35)	$0.43
Diluted	0.03	(0.03)	(1.35)	0.43

Weighted average shares used to compute net income (loss) per share:
Basic	51,198	45,158	50,851	43,273
Diluted	668,426	45,158	50,851	44,110

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 31, 2023	53,959	$—	$811,361	$(796,092)	$(16,378)	$(1,109)	$5,751	$4,642
Net loss	—	—	—	(80,148)	—	(80,148)	(56)	(80,204)
Issuance of common stock for stock-based compensation, net of tax withheld	725	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	7,027	—	—	7,027	—	7,027
Other comprehensive income	—	—	—	—	1,019	1,019	—	1,019
Balance at March 31, 2024	54,684	$—	$818,388	$(876,240)	$(15,359)	$(73,211)	$5,695	$(67,516)
Net loss	—	$—	$—	$11,664	$—	$11,664	$(579)	$11,085
Issuance of common stock for stock-based compensation, net of tax withheld	201	—	—	—	—	—	—	—
Issuance of common stock for settlement of obligation	821	—	4,140	—	—	4,140	—	4,140
Issuance of warrants, net of issuance cost	—	—	24,771	—	—	24,771	—	24,771
Recognition of stock-based compensation	—	—	5,865	—	—	5,865	—	5,865
Other comprehensive income	—	—	—	—	(155)	(155)	—	(155)
Balance at June 30, 2024	55,706	—	853,164	(864,576)	(15,514)	(26,926)	5,116	(21,810)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
Net loss	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148
Net (loss) income	—	—	—	(1,509)	—	(1,509)	48	(1,461)
Issuance of common stock, net of issuance cost	7,120		193,491	—	—	193,491	—	193,491
Issuance of common stock for stock-based compensation, net of tax withheld	116	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6,980	—	—	6,980	—	6,980
Other comprehensive loss	—	—	—	—	(65)	(65)	—	(65)
Balance at July 2, 2023	52,646	—	789,312	(501,501)	(20,546)	267,265	5,828	273,093

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended
	June 30, 2024	July 2, 2023
Cash flows from operating activities
Net (loss) profit	$(69,119)	$18,957
Adjustments to reconcile net (loss) profit to operating cash flows
Depreciation and amortization	21,116	29,042
Stock-based compensation	12,114	12,257
Non-cash interest expense	4,056	4,657
Gain on disposal of equity in unconsolidated investees	(24,083)	—
Equity in losses of unconsolidated investees	—	354
Deferred income taxes	(7)	(460)
Loss on impairment of property, plant and equipment	1,542	442
Loss on impairment of right of use of asset	4,525	—
(Gain) loss on disposal of property, plant and equipment	(837)	9
Gain on debt extinguishment	(77,266)	—
Remeasurement loss (gain) on prepaid forward	14,289	(28,567)
Provision for (utilization of) inventory reserves	15,767	(10,377)
Provision for expected credit losses	11,655	201
Other, net	1,048	(181)
Changes in operating assets and liabilities
Accounts receivable	22,202	(23,850)
Inventories	60,427	(65,706)
Prepaid expenses and other assets	11,632	1,384
Operating lease right-of-use assets	3,006	2,303
Accounts payable and other accrued liabilities	(33,018)	(13,507)
Contract liabilities	(122,861)	48,661
Operating lease liabilities	(3,364)	(1,928)
Net cash used in operating activities	(147,176)	(26,309)
Cash flows from investing activities
Purchases of property, plant and equipment	(36,923)	(40,669)
Purchases of intangible assets	(10)	(135)
Proceeds from maturity of short-term securities	—	76,000
Purchase of short-term securities	—	(60,000)

	Six Months Ended
	June 30, 2024	July 2, 2023
Purchase of restricted short-term marketable securities	—	(10)
Proceeds from disposal of equity in unconsolidated investees	24,000	—
Proceeds from disposal of asset held for sale	462	—
Proceeds from disposal of property, plant and equipment	824	—
Net cash used in investing activities	(11,647)	(24,814)
Cash flows from financing activities
Proceeds from debt	51,249	114,539
Repayment of debt	(74,572)	(129,526)
Repayment of finance lease obligations	(258)	(252)
Payment for transaction costs for ongoing equity issuance	(2,424)	—
Net proceeds from issuance of common stock	—	194,226
Net proceeds from issuance and modification of convertible notes and warrants	74,364	—
Net cash provided by financing activities	$48,359	$178,987
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(94)	81
Net (decrease) increase in cash, cash equivalents and restricted cash	$(110,558)	$127,945
Cash, cash equivalents and restricted cash, beginning of period	195,511	267,961
Cash, cash equivalents and restricted cash, end of period	$84,953	$395,906
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$1,910	$16,485
Interest paid in shares	4,140	—
Interest paid by issuance of convertible notes	5,519	—
Right-of-use assets obtained in exchange for lease obligations	7,986	10,322
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of June 30, 2024 and July 2, 2023:

(In thousands)	June 30, 2024	July 2, 2023
Cash and cash equivalents	$81,381	$375,461
Restricted cash, current portion, included in Prepaid expenses and other current assets	3,474	20,443
Restricted cash, net of current portion, included in Other long-term assets	98	2
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$84,953	$395,906